Exhibit 99.1

3SBio Inc.
Announces Completion of Merger

SHENYANG, CHINA – May 30, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, announced today the completion of the merger (the “Merger”) contemplated by the previously announced agreement and plan of merger dated February 8, 2013, among Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013 (the “Merger Agreement”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on May 24, 2013, each of the Company’s ordinary shares (each, a “Share”), including Shares represented by American Depositary Shares, each representing seven Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the Merger, have been cancelled in exchange for the right to receive US$2.3857 per Share, or US$16.70 per ADS (less US$0.05 per ADS cancellation fees), in each case in cash without interest and net of any applicable withholding taxes on the closing of the Merger, except for (i) the Shares beneficially owned by Parent, Merger Sub or certain Shares beneficially owned by certain directors, officers or employees of the Company, (ii) the Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and (iii) the Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended.

The Company has engaged JPMorgan Chase Bank, N.A. as its Share paying agent to process the payment of merger consideration to its former shareholders and ADS holders. Shareholders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. For any questions relating to the share certificate surrender and payment procedures, shareholders of record may contact JPMorgan Chase Bank, N.A., the Share paying agent, at 1 (800) 318-5202. Regarding ADS holders, payment will be made to surrendering registered ADS holders and holders of ADSs in uncertificated form as soon as practicable after JPMorgan Chase Bank, N.A., the Company’s ADS depositary, receives the merger consideration from the Company’s Share paying agent. For any questions relating to the ADSs surrender and payment procedures, registered holders of ADSs may contact JPMorgan Chase Bank, N.A., the Company’s ADS depositary, at 1 (800) 990-1135. Holders of ADSs in un-certificated form should contact their broker, bank, or other nominee on how to surrender their ADSs and receive the merger consideration.

The Company also announced today that it had requested that trading of its ADSs on the NASDAQ Global Market be suspended. The Company requested NASDAQ to file a Form 25 with the United States Securities Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company's obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ Global Market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed transaction; management plans relating to the transaction; the expected timing of various aspects of the transaction; as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company that were reasonable when made. These forward-looking statements reflect the Company’s expectations as of the time of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com